Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Fiverr International Ltd.’s (together with its consolidated subsidiaries, “Fiverr,” the “Company,” “we,” “us”  and “our”) financial condition and results of operations together with its consolidated financial statements and the related notes thereto included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2025 (the “Annual Report”), its interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025 and 2024 accompanying its Report on Form 6-K filed on July 30, 2025, and its other filings with the Securities and Exchange Commission. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk factors” and “Special note regarding forward-looking statements” in our Annual Report. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Forward Looking Statements

This discussion contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this discussion that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including our long term targets and expectations, our business plans and strategy, the growth of our business, AI services and developments, including related investments, our product portfolio and features, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations and estimates of future events and trends which affect or may affect our business, financial condition and results of operations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan within adverse economic conditions that may impact consumers, business spending and the demand for our services or have a material adverse impact on our business, financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to generate sufficient revenue to  maintain profitability or positive net cash flow generated by operating activities; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our dependence on traffic to our websites; our ability to maintain user engagement on our websites and to maintain and improve the quality of our platform; our operations within a competitive market; political, economic and military instability in Israel, including related to the war in Israel; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to data privacy, data protection and cybersecurity; our ability to manage our current and potential future growth; our dependence on decisions and developments in the mobile device industry, over which we do not have control; our limited operating history under our current platform and pricing model; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our ability to comply with a wide variety of U.S. and international laws and regulations, including with regulatory frameworks around the development and use of AI; our ability to attract, recruit, retain and develop qualified employees; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; and the other important factors discussed under the caption “Risk Factors” in our Annual Report, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this discussion relate only to events or information as of the date on which the statements are made in this discussion. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Overview

Our mission is to change how the world works together. We started with the simple idea that people should be able to buy and sell digital services in the same fashion as physical goods on an e-commerce platform. On that basis, we set out to design a digital services marketplace that is built with a comprehensive SKU-like services catalog and an efficient search, find and order process that mirrors a typical e-commerce transaction. We call this the Service-as-a-Product, or the SaaP model. Our approach fundamentally transforms the traditional freelancer staffing model into a customer centric, product led marketplace model with scale and efficiency.

We believe our model reduces friction and uncertainties for both buyers and sellers. At the foundation of our platform lies an expansive catalog with hundreds of categories of productized service listings, which we coined as Gigs. Each Gig has a clearly defined scope, duration and price, along with buyer generated reviews. Using either our search or navigation tools, buyers can easily compare and find talent and their service listings, and in turn purchase and fulfill their digital service needs, ranging from simple services such as logo design and blog post writing, to complex services such as video creation, website development and social media marketing.

In addition to enabling marketplace activities, we have also expanded over the years the offerings on our platform to include a number of value-added services to help our buyers and sellers to grow their business. This includes subscription products such as Seller Plus and AutoDS, advertising services such as Fiverr Ads, as well as other services such as financial and learning and development tools. We have also been investing in upmarket initiatives to attract more customers from bigger organizations with bigger spending budgets to spend on the platform. We have built Fiverr Pro, our flagship upmarket product, to enable these larger customers to access a fully-vetted talent pool, white-glove matching services, end-to-end project management services, as well as a suite of team collaboration, budget management, compliance and reporting tools.

We have reached a significant scale since founded in 2010. For the twelve months period ended June 30, 2025, our marketplace enabled a total transaction value, or marketplace GMV, of $1,090.1 million with an annual active buyer base of 3.4 million. Our revenue for the six months period ended June 30, 2025, was $215.8 million, including $152.4 million of marketplace revenue and $63.5 services revenue.

Our business model

Our revenue is primarily comprised of two components: marketplace revenue and service revenue. We generate marketplace revenue through transaction commissions paid by buyers and sellers based on orders completed on our marketplace. We generate services revenue from subscription products such as Seller Plus and AutoDS, advertising services primarily via Fiverr Ads, and other services such as financial or learning tools, all of which are optional value-added services to our customers.

Our marketplace has experienced significant growth in scale since inception, driven by the growth of marketplace GMV as a result of growth in annual active buyers and annual spend per buyer, as well as the growth in value-added services. Marketplace revenue growth was further accelerated in 2020 and 2021 as the need for digital presence and remote access to talent led to surging demand for freelancers during COVID-19. In recent two years, Marketplace revenue has been stable with relatively muted growth as a result of the macroeconomic conditions including high inflation, high interest and volatile geopolitical environment which led to weak small to medium sized businesses, or SMB, sentiment and weak hiring demand across our industry. For the twelve months period ended June 30, 2025, marketplace GMV was $1,090.1 million, down 2.2% year-over-year. For the six months period ended June 30, 2025 marketplace revenue was $152.4 million, down 1.4%, compared to the six months period ended June 30, 2024. Our marketplace take rate, defined by marketplace revenue divided by marketplace GMV was 27.6% for the twelve months period ended June 30, 2025 and 2024. We believe we are able to command our marketplace take rate because of the value we provide to our buyers and sellers in an otherwise fragmented, unstandardized and high-friction industry. We believe our marketplace take rate is sustainable and reflects our competitive advantage against our competitors.

We have grown services revenue significantly over the past few years. For the six months period ended June 30, 2025, services revenue was $63.5 million, representing year-over-year growth of 88.4%. In the six months period ended June 30, 2025, services revenue represented 29.4% of our total revenue, up from 17.9% in the six months period ended June 30, 2024. The large, loyal buyer and seller base that we have built since 2010 provides a huge opportunity for us to expand the tools and services that we can sell to them beyond marketplace activities, in order to help them grow their business and become more successful. These value-added services in turn further deepen our customer relationship, build more loyalty around Fiverr’s overall platform, and strengthen our marketplace flywheel. We believe services revenue will increasingly become a bigger portion of our overall revenue mix and will serve as a strong growth driver for our business.

Large and strong buyer base

Since founded in 2010, we have built a strong and loyal buyer base. As of June 30, 2025, the number of annual active buyers on our marketplace was 3.4 million. We have increasingly focused on growing buyers with bigger spending capacity and expanding our wallet share among them. At the same time, we are experiencing industry wide headwinds in terms of weak SMB sentiment and slow hiring demand. These factors have resulted in smaller cohorts in recent years in terms of number of new buyers, but higher quality cohorts in terms of average annual spend per buyer. We believe this upmarket strategy is beneficial to our business in the long run.

We experience significant repeat business because buyers return to our platform as we offer a variety of freelance digital services that address different businesses’ needs. For example, a buyer can purchase design content for a brochure and later return to our platform for market research, an entirely different service category. At the same time, this buyer may recommend our platform to a colleague in another department who may use our platform for video editing services.

Repeat buyers generally increase spend on our platform over time. For the twelve months ended June 30, 2025 and 2024, repeat buyers contributed 68% of our revenue on our marketplace. We believe the repeat purchase activity from existing buyers reflects the underlying strength of our business and provides us with revenue visibility and predictability.

Consistent cohort behavior

Our business has historically benefited from strong cohort revenue consistency. To track our growth and the underlying dynamics of our business, we closely monitor and analyze the behavior of our annual buyer cohorts. We define an annual buyer cohort based on the year when the buyer’s first purchase on our platform was made. Historically, we have observed consistency across our annual buyer cohorts. The biggest fluctuation in spend of each cohort happens in the first two years and then starts to stabilize and contribute to a consistent stream of revenue for future years. The consistent behavior of our cohorts is driven first by repeat spending by our buyers as well as by the overall size of our buyer base, which normalizes the fluctuation of individual buyer behavior.

Buyer acquisition strategy

We continue to attract buyers through a variety of channels. The majority of our new buyers in the six months ended June 30, 2025 came from organic and direct sources, meaning buyers who reach our platform via non-paid search results, referrals by existing users, word-of-mouth, direct visits to our website by typing our URL into their browser, or our mobile app. We supplement these organic and direct sources of growth by investing in performance marketing programs. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

We measure the efficiency of our buyer acquisition strategy by Time to Return On Investment, or tROI, which represents the number of months required for us to recover performance marketing investments during a particular period of time from the revenue generated by the new buyers acquired during that period. We aim to achieve quarterly tROI of one year or less. Historically, over the past eight quarters ending June 30, 2025, we have been able to consistently achieve tROI of six months or less.

The second measure for our paid marketing efficiency is LTV/CAC, which is measured by the cumulative revenue to performance marketing investment ratio. Historically on average, we have been able to achieve a three-year LTV/CAC ratio of over 3x for cohorts joined in 2021 or earlier. Moreover, the older cohorts continued to generate a consistent revenue to our platform beyond the first three years. This consistent repeat purchase behavior underscores the loyalty and retention of our buyer base and allows us to drive more of our revenue from our existing buyer base over the years.

Growth in annual spend per buyer

We view the acquisition of a new buyer as a starting point for building a long-term relationship between the buyer and our marketplace. Once a buyer joins our platform, we aim to expand the relationship and increase engagement and spending activities from that buyer over time. Our focus on increasing the lifetime value of our buyers on our marketplace is reflected in three areas. First, we continue to build out our marketplace to facilitate more services and more complex projects, and higher quality sellers in order to provide a comprehensive solution for our buyers’ digital service needs. Second, our proprietary machine learning technology and expansive data sets allow us to personalize experiences for both buyers and sellers. For example, it enables us to anticipate buyers’ future needs based on their buying behavior and provide category and service recommendations. Third, we continue to go upmarket in our marketing strategies to acquire higher lifetime value buyers at the top of the funnel.

We measure our buyer engagement using annual spend per buyer. Our annual spend per buyer as of June 30, 2025, was $318, up 10% from $290 as of June 30, 2024. For the twelve months period ended June 30, 2025, buyers who spent over $500 accounted for 65% of our marketplace revenue, up from 64% for the twelve months period ended June 30, 2024.

These annual spend per buyer growth trends demonstrate our success in expanding upmarket by offering a broader set of digital services, increasing engagement and lifetime value of our buyers, and growing the number of higher value Gigs and higher quality sellers on our platform through targeted marketing efforts.

Key financial and operating metrics

We monitor the following key financial and operating metrics to evaluate the growth of our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

●
“Annual active buyers” means buyers who have ordered a Gig on the marketplace within the last 12-months period, irrespective of cancellations. An increase or decrease in the number of annual active buyers is a key indicator of our ability to attract and engage buyers.

●
“Annual spend per buyer” is calculated by dividing our GMV within the last 12-months period by the number of annual active buyers as of such date. Annual spend per buyer is a key indicator of our buyers’ purchasing patterns and is impacted by an increase in our number of annual active buyers, buyers purchasing from more than one category, an increase in average price per purchase and our ability to acquire buyers with a higher lifetime value.

●	“Buyers” means users who purchase digital services.

●	“Gig” or “Gigs” means the services offered on the Fiverr marketplace.

●
“Marketplace Gross Merchandise Value” or “GMV” means the total value of transactions ordered through our marketplace, excluding value added tax, goods and services tax, service chargebacks and refunds.

●	“Sellers” or “freelancers” means users who offer Gigs or digital services.

The following table sets forth our key performance indicators as of June 30, 2025 and 2024:

	As of June 30,
	2025	2024
Annual active buyers (in thousands)	3,425	3,846
Annual spend per buyer	$318	$290

In the fourth quarter of 2024, we updated the definitions of certain key financial and operating metrics, including annual active buyers and annual spend per buyer to align with our supplemental revenue presentation, which disaggregates revenue into two components, marketplace revenue and services revenue. These metrics now exclusively reflect the marketplace, as amounts related to services previously included in these metrics are deemed immaterial.

Components of our results of operations

Revenue. Starting with the year ended December 31, 2024, we have begun categorizing our revenues into marketplace revenue and services revenue to enhance transparency in our financial reporting. Marketplace revenue includes transaction commissions paid by buyers and sellers based on orders completed on our marketplace. Service revenue is revenue from optional value-added services that we provide to our buyers and sellers, including subscription products such as Seller Plus and AutoDS, advertising services primarily via Fiverr Ads, and other services such as financial or learning tools.

Geographic Breakdown of Revenues. The following table sets forth the geographic breakdown of revenues for the six months period ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
	(in thousands)
U.S	$111,921	$90,074
Europe	56,050	51,426
Asia Pacific	29,912	29,535
Rest of the world	15,761	15,504
Israel	2,188	1,648
Total	$215,832	$188,187

The following table summarizes disaggregated revenue by marketplace revenue and services revenue for the six months ended June 30, 225 and 2024:

	Six Months Ended June 30,
	2025	2024
	(in thousands)
Marketplace Revenue	$152,363	$154,502
Services Revenue	63,469	33,685
Total	$215,832	$188,187

Cost of revenue. Cost of revenue is mainly expenses related to payment processing fees, server hosting fees, costs of customer support personnel, contractors services, amortization expenses associated with acquired intangible assets and capitalized internal-use software. Cost of revenue also consists of personnel and the related overhead costs, including share-based compensation. We expect cost of revenue to increase in absolute dollars in future periods due to higher payment processing fees, server hosting fees, payments to contractors services and employee-related costs that are required to support additional transaction volume on our platform. The level and timing of all of these items could fluctuate and affect our cost of revenue in the future.

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, processing fees, timing and amount of investments to expand hosting capacity, our continued investments in our customer support teams and the amortization associated with capitalized internal-use software and acquired intangible assets.

Research and development. Research and development expenses are primarily comprised of costs of the Company’s research and development personnel, related overhead costs, including share-based compensation, development related activities expenses including new initiatives, professional services and other business technology services. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and we expect these costs to grow over time as we grow our business.

Sales and marketing. Sales and marketing expenses are primarily comprised of costs of the Company’s marketing personnel and the related overhead costs, including share-based compensation for employees engaged in sales, marketing, advertising and promotional activities. A significant component is performance marketing investments such as user acquisition costs, branding costs, marketing campaigns and other media advertisements costs, and amortization of acquired intangible assets. Sales and marketing expenses are expensed as incurred. We intend to continue to invest in our sales and marketing capabilities in the future to drive revenue growth and to continue to increase our brand awareness. Sales and marketing expenses in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

General and administrative. General and administrative expenses primarily include overhead related costs, including share-based compensation of the Company’s executive, finance, legal, human resources and other administrative personnel. General and administrative expenses also include legal, accounting and other professional service fees, earn-out revaluation, other corporate expenses, as well as chargeback expenses and costs associated with fraud risk reduction, expenses related to allowance for doubtful accounts in the event of uncollectible account receivables balances and others. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will grow over time as we grow our business, as well as to cover the additional cost and expenses associated with maintaining a publicly listed company.

Financial income, net. Financial income, net primarily include interest earned on cash and cash equivalents, deposits and marketable securities. In addition, amortization of discount and issuance costs of our Convertible Notes, exchange rate gains (losses) due to foreign exchange fluctuations and other financial expenses in connection with bank charges.

Income Tax, net. Taxes on income include amounts we either pay or accrue as a result of our global operations. The tax benefit relates to our activities in Israel, the United States, and other jurisdictions where we operate.

Operating Results

Comparison of the six months ended June 30, 2025 and 2024

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Six months ended June 30,
	2025	2024
	(in thousands)
Revenue	$215,832	$188,187
Cost of revenue	40,780	31,472
Gross profit	175,052	156,715
Operating expenses:
Research and development	47,621	45,488
Sales and marketing	92,234	83,476
General and administrative	42,381	34,215
Total operating expenses	182,236	163,179
Operating loss	(7,184)	(6,464)
Financial income, net	13,879	15,163
Income before taxes on income	6,695	8,699
Taxes on income	(2,709)	(4,644)
Net Income	$3,986	$4,055

	Six months ended June 30,
	2025	2024
	(as a % of revenue)
Revenue	100.0%	100.0%
Cost of revenue	18.9	16.7
Gross profit	81.1	83.3
Operating expenses:
Research and development	22.1	24.2
Sales and marketing	42.7	44.4
General and administrative	19.6	18.2
Total operating expenses	84.4	86.8
Operating loss	(3.3)	(3.5)
Financial income, net	6.4	8.1
Income before taxes on income	3.1	4.6
Taxes on income	(1.3)	(2.5)
Net income	1.8%	2.1%

Six months ended June 30, 2025, compared to six months ended June 30, 2024

Revenue

Revenue increased by $27.6 million, or 14.7%, to $215.8 million for the six months period ended June 30, 2025, from $188.2 million for the six months period ended June 30, 2024. The increase was mainly due to a $29.8 million increase in services revenue driven by our expansion of value-added services including advertising, subscriptions and software offerings. For the six months ended June 30, 2025, services revenue was $63.5 million, representing a year-over-year growth of 88.4%%. For the six months period ended June 30  2025, services revenue represents 29.4% of our total revenue, up from 17.9% compared to the six months period ended June 30, 2024. For the six months period ended June 30, 2025, marketplace revenue was $152.4 million, down 1.4% compared to the six months period ended June 30, 2024. The decrease in marketplace revenue was driven by a decrease in GMV. Recently, the macroeconomic conditions including high inflation, high interest and volatile geopolitical environment have resulted in weak small to medium sized businesses, or SMB, sentiment and weak hiring demand across our industry. As a result, for the twelve months period ended June 30, 2025, marketplace GMV was $1,090.1 million, down 2.2% year-over-year. The decrease in GMV was driven by a 10.9% year-over-year decrease in annual active buyers, which was partially offset by a 9.8% increase in annual spend per buyer. Our marketplace take rate for the twelve months period ended June 30, 2025 and 2024, was 27.6%.

Cost of revenue

Cost of revenue increased by $9.3 million, or 29.6%, to $40.8 million for the six months period ended June 30, 2025, from $31.5 million for the six months period ended June 30, 2024. This was primarily due to an increase of $5.1 million in amortization expenses associated with acquired intangible assets and capitalized internal-use software, an increase of $3.1 million in contractors’ services, an increase of $0.8 million in hosting costs and an increase of $0.7 million due to payments of processing fees. This was partially offset by a decrease of $0.4 million in other related costs.

Research and development

Research and development costs increased by $2.1 million, or 4.7%, to $47.6 million for the six months period ended June 30, 2025, from $45.5 million for the six months period ended June 30, 2024. This was primarily driven by an increase of $3.0 million in employee-related costs, an increase of $1.8 million in contractors’ services, an increase of $1.2 million in business technology services, an increase of $0.3 million in amortization expenses associated with acquired intangible assets and an increase of $0.3 million in facilities maintenance and related operational costs. This was partially offset by a decrease of $3.8 million in share-based compensation and a decrease of $0.7 million in capitalized internal use of software.

Sales and marketing

Sales and marketing expenses increased by $8.7 million, or 10.5%, to $92.2 million for the six months period ended June 30, 2025 from $83.5 million for the six months period ended June 30, 2024. This increase was primarily driven by a higher investment of $12.2 million in marketing campaigns and brand activities and an increase of $0.5 million in amortization expenses associated with acquired intangible assets. This was partially offset by a decrease of $3.2 million in share-based compensation and a decrease of $0.8 million in employee-related and contractors’ services costs.

General and administrative

General and administrative expenses increased by $8.2 million, or 23.9%, to $42.4 million for the six months period ended June 30, 2025, from $34.2 million for the six months period ended June 30, 2024. This increase was primarily due to $7.3 million in earn-out revaluation, an increase of $0.6 million in contractors’ services, an increase of $0.5 million in facilities maintenance and related operational costs and an increase of $0.2 million in credit loss allowance. This was partially offset by a decrease of $0.2 million in accounting and legal expenses and a decrease of $0.2 million in user compensation, anti-fraud technology tools and other related expenses.

Financial income, net

Financial income, net, amounted to $13.9 million for the six months period ended June 30, 2025, compared to $15.2 million for the six months period ended June 30, 2024. The change was mainly driven by a decrease of $1.3 million in interest income earned from our cash and investment portfolio.

Taxes on income

Taxes on income decreased by $1.9 million for the six months period ended June 30, 2025. This decrease was primarily due to a release of valuation allowance in the amount of $3.9 million and a decrease of $0.4 million in uncertain tax provision. This was partially offset by an increase of $2.4 million in current taxes.

Liquidity and Capital Resources

Since our inception we have funded our operations through sale of equity securities in private and public offerings, issuance of convertible notes, cash generated from operating activities and, to a lesser extent, through exercised options.

As of June 30, 2025 and December 31, 2024 we had $748.2 million and $689.3 million, respectively of cash, cash equivalents, bank deposits and marketable securities. In addition, we had restricted deposits related to the office space lease agreement of $1.3 million as of June 30, 2025 and December 31, 2024. Our marketable securities amounted to $288.7 million and $411.0 million as of June 30, 2025 and December 31, 2024, respectively. Marketable securities are comprised of treasury, corporate and municipal bonds.

Our primary requirements for liquidity and capital resources are to finance working capital, capital expenditures and general corporate purposes. We assess our liquidity, in part, through an analysis of our working capital, current assets less current liabilities, together with other sources of liquidity. We had a working capital of $223.5 million as of June 30, 2025, compared to $71.1 million as of December 31, 2024. The change is primarily driven by the reclassification of our Convertible Notes to short-term liability, partially offset by investment in short-term securities and bank deposits.

In March 2025, our board of directors approved a “distribution”, as defined in the Israeli Companies Law, 1999, by way of repurchase (buyback) of the Company’s ordinary shares in a total amount of up to $100 million. No ordinary shares were repurchased in the six months period ended June 30, 2025. In April 2024, our board of directors approved a “distribution” by way of repurchase (buyback) of the Company’s ordinary shares in a total amount of up to $100 million. Accordingly, during 2024, we repurchased ordinary shares of the Company for approximately $100 million in cash.

We believe that our net cash generated from operating activities, along with existing cash, cash equivalents, marketable securities and bank deposits will be sufficient to fund our working capital and capital expenditures for at least the next 12 months. We also expect our sources of liquidity will be sufficient to fund our office lease long-term contractual obligations and the capital needs for our Convertible Notes (as defined below) that will mature in November 2025. Based on the Company’s current share price, we expect that we will be required to pay the $460 million in cash. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. Our future financing requirements will depend on many factors including our growth rate, the timing and extent of spending to support development of our platform and the expansion of marketing activities.

Our capital expenditures for the six months periods ended June 30, 2025 and 2024 amounted to $1.1 million and $0.7 million, respectively. Our capital expenditures consist primarily of investments in leasehold improvements for our office space, purchases of furniture, computers and related equipment and internal-use software costs. We may also seek to invest in or acquire complementary businesses or technologies.

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of June 30, 2025, while others are considered future commitments. Our contractual obligations primarily consist of purchase obligations, lease payments, earn-out payments and convertible notes. For information regarding our other contractual obligations, refer to Note 11, 12 and 14 within our audited consolidated financial statements included in the Annual Report in Item 18.

The following table presents the summary consolidated cash flow information for the periods presented.

	Six months ended June 30,
	2025	2024
	(in thousands)
Net cash provided by operating activities	$53,513	$42,167
Net cash provided by investing activities	$122,329	$38,106
Net cash provided by (used in) financing activities	$3,867	$(75,051)

Net cash provided by operating activities

Net cash provided by operating activities primarily results from our revenue cash collection and interest income earned from our cash and investment portfolio. Our primary uses of cash from operating activities have been selling and marketing expenses, personnel and related overhead costs and other costs related to the provision of our business. We expect cash inflows from operating activities to be affected by revenue collection and interest rate. We expect cash outflows from operating activities to be affected by increases in marketing and increases in personnel costs as we grow our business.

Net cash provided by operating activities was $53.5 million for the six months period ended June 30, 2025, an increase of $11.3 million compared to $42.2 million for the six months period ended June 30, 2024. The change primarily resulted from an increase of $7.3 million in revaluation of earn-out, an increase of $5.6 million in depreciation and amortization, an increase of $5.4 million from working capital changes derived mainly from other receivables, deferred revenue, accrued expenses and other liabilities and an increase of $0.7 million in amortization of premium and accretion of discount on marketable securities. This was partially offset by a decrease of $7.6 million related to share-based compensation and a decrease of $0.1 million in net income.

Net cash provided by investing activities

Net cash provided by investing activities was $122.3 million for the six months period ended June 30, 2025, an increase of $84.2 million compared to $38.1 million cash provided by for the six months period ended June 30, 2024. The increase primarily resulted from a $71.7 million proceeds from maturities of marketable securities, an increase of $28.7 million in bank deposits and an increase of $9.1 million in net cash acquired from acquisitions of business activity. This was partially offset by a decrease of $24.9 million due to investments in marketable securities and a decrease of $0.4 million in purchase of property and equipment and capitalization of internal-use software.

Net cash provided by (used in) financing activities

Net cash provided by financing activities was $3.9 million for the six months period ended June 30, 2025, an increase of $78.9 million from ($75.0) million cash used in financing activities for the six months period ended June 30, 2024. The increase primarily resulted from an increase of $77.1 million related to repurchases of ordinary shares during 2024, an increase of $1.1 million related to proceeds from withholding tax related to employees’ exercises of share options and RSU’s and an increase of $0.7 million in proceeds from exercise of share options.

Description of Convertible Notes and Capped Call Transaction Financing

On October 13, 2020, we closed a private offering of $460.0 million principal amount of 0% coupon rate Convertible Senior Notes due 2025, or the Convertible Notes. The Convertible Notes were issued pursuant to an indenture, dated October 13, 2020, or the Indenture, between us and U.S. Bank National Association, as trustee.

The Convertible Notes are convertible based upon an initial conversion rate of 4.6823 of our ordinary shares, per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $213.57 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events but will not be adjusted for accrued and unpaid special interest (as defined in the Indenture), if any. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following our delivery of a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such make-whole fundamental change or to convert its Convertible Notes called for redemption in connection with such notice of redemption, as the case may be.

The Convertible Notes will not bear regular interest, and the principal amount of the Convertible Notes will not accrete. The Convertible Notes will mature on November 1, 2025, unless earlier repurchased, redeemed or converted. When the maturities of our indebtedness approach, we expect to explore refinancing alternatives. Such alternatives may include incurring term debt, issuing debt or equity securities and entering into a credit facility.

On or after May 1, 2025 until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

We may redeem, for cash, all or part of the Convertible Notes, at our option, if the last reported sale price of our ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of the redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require us to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The indenture governing the Convertible Notes contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Convertible Notes then outstanding may declare the entire principal amount of all the Convertible Notes plus accrued special interest, if any, to be immediately due and payable.

The Convertible Notes are our senior unsecured obligations. The Convertible Notes rank senior in right of payment to any of our future indebtedness that is expressly subordinated in right of payment to the Convertible Notes, rank equal in right of payment to our unsecured indebtedness that is not so subordinated, are effectively junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally junior to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries.

In connection with the issuance of the Convertible Notes, we entered into privately negotiated capped call transactions with certain financial institutions. For more information, see Item 3.D. “Risk Factors-Risks relating to our indebtedness and capital structure-The Capped Call Transaction may affect the value of our ordinary shares, and we may be subject to counterparty risk with respect to the Capped Call Transactions” in our Annual Report. During the six months period ended June 30, 2025, the Company assessed the capped call transactions in light of changes to their settlement terms. As cash settlement became mandatory, the instruments were subject to fair value measurement through earnings. Given that the Company’s share price was below the initial strike price, the fair value of the capped call transactions was determined to be immaterial.

Research and Development, Patents and Licenses, Etc.

Our research and development activities are primarily located in Israel, with additional employees and contractors engaged in research and development activities for us in the US and Ukraine.

Research and development expenses are primarily comprised of costs of our research and development personnel and other development-related expenses. Research and development personnel focus primarily on enhancing our technology, improving our products, and developing new products and solutions. We invest in research and development in order to enhance and expand our product and service offerings, tailor our marketing offering, and expand our registered user base. Our development strategy is focused on identifying updates and enhanced features for our existing offerings, developing new offerings that are tailored to our registered users’ needs and often arise out of their suggestions, and improving the performance of our platform.

In the six months ended June 30, 2025, research and development costs accounted for approximately 22.1% of our total revenue. Research and development costs are expensed as incurred, except to the extent that such costs are associated with internal-use software that qualifies for capitalization. We believe continued investments in research and development are important to attain our strategic objectives and we expect these costs to grow over time as we grow our business.

Trend Information.

Adverse macroeconomic conditions, including recent inflation, slower growth, changes to fiscal and monetary policy, higher interest rates, and currency fluctuations have impacted companies in Israel and around the world, and as the future market conditions and possible recession remain highly uncertain, we cannot predict severity of the possible recession and its effects on our customers and their spending habits.

Critical Accounting Estimates

Application of critical accounting estimates

Our significant accounting estimates and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included in the Annual Report. We have prepared our interim financial statements in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements and accompanying notes. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third-parties. Actual results may differ from these estimates. We believe that the accounting estimates discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations. The critical accounting estimates that we believe have the most significant impact on our consolidated financial statements are discussed below.

Business combinations

We account for business combinations in accordance with ASC 805, “Business Combination” and we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology and acquired trademarks from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Earn-out incurred in a business combination is included as part of the acquisition price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of earn-out is recorded as a liability in our consolidated balance sheets and was estimated at the acquisition date using a Monte Carlo simulation and included volatility and projected financial information. These assumptions are forward looking and could be affected by future economic and market conditions. Subsequent to the acquisition date, at each reporting period until the contingencies are resolved, the earn-out is remeasured at current fair value with changes recorded in our consolidated statements of operations. Changes in any of the inputs may result in a significant fair value adjustment.